July 15, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549

RE: Sleep Number Corporation

Form 10-Q for Fiscal Quarter Ended March 30, 2019

Filed April 26, 2019

File No. 000-25121

Ladies and Gentlemen:

The response of Sleep Number Corporation (the “Company”) to your letter dated June 28, 2019, regarding the above-referenced filing of the Company, is set forth below.

For convenience, the Staff’s comment contained in your letter is set forth in italics below, followed by the Company’s response.

Our response set forth below is also intended to address the Staff’s comment with respect to the same issue as applicable to the Company’s earnings release included in the Company’s Form 8-K filed on April 17, 2019.

Form 10-Q for Fiscal Quarter Ended March 30, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Data, page 18

1.

We note you include adjustments in arriving at net operating profit after taxes that appear to remove your operating lease rent expense under GAAP and replace it with estimated depreciation and include lease adjustments in arriving at average invested capital. Please tell us your basis for including each of these adjustments, how you determined the amount of these adjustments, how the adoption of ASC 842 was considered for continuing to present these adjustments and how your presentation complies with the guidance in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. This issue also applies to your earnings release included in Form 8-K filed on April 17, 2019.

As part of our Return on Invested Capital (ROIC) disclosures and the related adjustments in arriving at net operating profit after taxes (NOPAT) (on page 19 of our Form 10-Q, and page 8 of our Form 8-K), we considered the referenced guidance in Question 100.04 and specifically evaluated Rule100(b) of Regulation G that states that a registrant shall not make public a non-GAAP financial measure that, taken together with the information accompanying that measure, is misleading.

Our ROIC calculation is based on a well-accepted approach used and generally understood by our investors and analysts. Our computation of average invested capital includes the addition of “capitalized operating lease obligations.” See notes (2) and (5) on page 19 of our Form 10-Q, and page 8 of our Form 8-K. We estimate capitalized operating lease obligations based on a multiple of eight times the trailing-twelve-months rent expense, which is a commonly used method to estimate the capitalized assets and the corresponding liability as if we had purchased the property. We adjust operating income to illustrate the impact of owning versus leasing the property by: (i) adding back the trailing~~-~~twelve-months rent expense; and (ii) subtracting depreciation based on the estimated capitalized operating lease obligations (at eight times the trailing~~-~~twelve-months rent expense) for the respective reporting period with an assumed thirty-year useful life. This is a reasonable life for the calculation given the longer-term horizon of our business plans to operate retail stores in the geographic markets we enter. Individual store locations within a market may and do change in a shorter time frame based on consumer shopping preferences, but our participation in the markets is longer-term.

In advance of the adoption of ASC 842, we evaluated whether to revise our ROIC calculation. We elected to not revise our ROIC calculation for the following reasons:

•	ASC 842 did not impact our consolidated statement of operations, including our rent expense, operating income and interest expense;

•

Upon adoption of ASC 842, we recognized a right-of-use (ROU) asset and lease liability on our balance sheet. However, the ROU asset and lease liability calculated in accordance with ASC 842 were based on our existing lease commitments with an average remaining lease term of only 6.8 years. We operate our business with the intent to participate in a geographic market with retail stores and other infrastructure assuming a 30-year operating life. We generally lease stores for five to ten years to provide us flexibility to react to changing customer demographics and shopping preferences. Replacing our historical methodology for estimating capitalized assets (based on eight times rent) with ASC 842 ROU assets would undervalue our estimated invested capital in our ROIC calculation and artificially inflate our ROIC metric from 16% to approximately 20% to 22%;

•

We are executing a long-term business strategy and have publicly communicated long-term ROIC targets with our investors applying our current ROIC calculation. Our investors have informed us that they value our ROIC disclosures and being consistent with our ROIC calculation methodology; and

•

We believe our current ROIC calculation best represents how we operate our business and deploy our capital. We believe altering our ROIC calculation based on our average remaining lease term of only 6.8 years would not reflect our business performance as accurately as our current ROIC calculation and would make the metric less useful to our investors.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Company's filings, notwithstanding any review, comments, action or absence of action by the Staff.

We hope that the foregoing has been responsive to the Staff’s comment, and we appreciate the Staff's assistance in this process. Should you have any questions relating to any of the foregoing, or would like to discuss any of our responses, please feel free to contact the undersigned at (763) 551-6151.

Sincerely,

Sleep Number Corporation

/s/ David R. Callen
By: David R. Callen
Its: Senior Vice President and Chief Financial Officer